Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

April 6, 2021

            Re:      Givemepower Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed March 18, 2021

File No. 333-252208

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 3 to Registration Statement on Form S-1

General

1.      We note your response to comment 1 and that you concluded that the acquisition of BuzzMeHome is probable, and based on the purchase price it appears that the acquisition is significant. Please provide the financial statements required by Rule 8-04 of Regulation S-X or provide us with your significance test demonstrating that the acquisition is not significant.

Although we believed the acquisition of BuzzMeHome was probable, we did not count on the seller walking away. We could not move forward to complete the acquisition of BuzzMeHome because the seller walked away from the proposed deal, complaining through an email, a copy of which has been filed alongside our amendment No.3.  Our intention to acquire BuzzMeHome has therefore terminated.  We were not able to access BuzzMeHome’ financial statements to be able conduct significance tests, in accordance with Rule 8-04 of Regulation SX prior to the seller’s termination of the intent to sell to us.  By walking away, the seller closed any possible chance of us viewing their financial statements as part of our due diligence.

2.      Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Because our intention to acquire BuzzMeHome was abruptly terminated by the seller, who acted within his rights to do so, the requirement to for the company to update its financials in accordance with Rule 8-08 of Regulation S-X no longer applies.

Exhibits

3.      We note your response to comments 5 and 6. Please file the July 3, 2020 SBA loan document as an exhibit and provide the required hyperlinks for the exhibits. See Item 601 of Regulation S-K.

We have updated the exhibits to include the SBA loan agreement.  We have also updated our exhibit list and provided the required hyperlinks.

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Givemepower Corporation